UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 001-35105

PRIME ACQUISITION CORP.

(Translation of registrant's name into English)

No. 322, Zhongshan East Road

Shijiazhuang

Hebei Province, 050011

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Changes in registrant’s Certifying Accountant

On January 29, 2015, the Board of Directors of Prime Acquisition Corp. (“Prime”) voted to dismiss its independent registered public accounting firm WeiserMazars LLP (“WM”). On January 29, 2015, Prime engaged Marcum LLP (“Marcum”) as its new independent registered public accounting firm. The decision to retain Marcum was approved by Prime’s Board of Directors.

WM’s report on Prime’s financial statements for the fiscal year ended December 31, 2013 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that the opinion of WM for the fiscal year ended December 31, 2013 did include a statement that there was substantial doubt as to Prime’s ability to continue as a going concern.

During Prime's fiscal year ended December 31, 2013 and the subsequent period through the date of WM’s dismissal, there were no disagreements with WM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to WM’s satisfaction, would have caused WM to make reference to the subject matter of the disagreement(s) in connection with its report on Prime’s consolidated financial statements for such period.

During Prime’s year ended December 31, 2013 and the subsequent period through the date of WM’s dismissal, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

Prime provided WM with a copy of the foregoing disclosures and has requested that WM review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. Incorporated by reference as Exhibit 16.1 is a copy of WM’s letter dated February 2, 2015, addressed to the SEC relating to the statements made by Prime.

During Prime’s fiscal years ended December 31, 2014 and 2013 and through January 29, 2015, neither Prime nor anyone on its behalf consulted Marcum regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Prime’s consolidated financial statements, and neither a written report nor oral advice was provided to Prime that Marcum concluded was an important factor considered by Prime in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 304 of Regulation S-K) or a reportable event.

Termination of a Material Definitive Agreement

On December December 15, 2014, Prime, Prime Luxembourg S.A.R.L., Cesare Lanati, Stefano Lanati, Davide Rigamonte Bell Real Estate S.r.l. and IGS S.r.l. entered into an agreement which terminated the Transaction Value Agreement dated September 30, 2013 among them (the “TVA”). The TVA required the Company to make Messrs. Lanati, Lanati and Rigamonte and Bell Real Estate S.r.l. and IGS S.r.l. whole in the event that the average sales price of all of the shares that were issued to them were sold in public market transactions at less than $10 per share.

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Financial Statements and Exhibits.

Exhibit Number	Exhibit Name
16.1	Letter from WeiserMazars LLP, dated February 2, 2015

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 2, 2015	Prime Acquisition Corp.

By: /s/ William Yu
Name: William Yu
Title: Interim Chief Executive Officer

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